SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒    ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                   to

Commission file number 1-36764

A.            Full title of the plan: UBS 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS GROUP AG

Bahnhofstrasse 45

CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2017 and 2016 and

For the Year Ended December 31, 2017

With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

and Year Ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of the UBS 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the UBS 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule(s).

In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have audited the UBS 401(k) Plan since 1979.

New York, New York

June 28, 2018

UBS 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2017 and 2016

	2017	2016

ASSETS
Investments, at fair value	$5,730,880,801	$4,843,934,122
Notes receivable from participants	58,010,015	57,169,771
Investment income receivable	1,850,562	2,064,933
Receivable for securities sold	1,661,518	365,308
Taxes receivable	717,658	544,282
Contributions receivable
Contributions receivable	1,735,772	2,177,778
Company, net of forfeitures	78,280,179	77,013,074
Total assets	5,873,136,505	4,983,269,268

LIABILITIES
Accrued expenses	2,671,554	2,586,612
Payable for securities purchased	88,468	24,666
Total liabilities	2,760,022	2,611,278

Net assets available for benefits	$5,870,376,483	$4,980,657,990

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2017

2017

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments	$778,155,853
Dividend and interest income	84,224,885
Net investment income	862,380,738
Interest income on Notes receivable from participants	2,920,949
Contributions
Participants	275,589,226
Company, net of forfeitures	127,678,584
Total contributions	403,267,810
Total additions	1,268,569,497

DEDUCTIONS FROM NET ASSETS
Distributions to participants	371,863,093
Administrative expenses	6,987,911
Total deductions from net assets	378,851,004

Net increase in net assets available for benefits	889,718,493

Net assets available for benefits
Beginning of year	4,980,657,990
End of year	$5,870,376,483

The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN

Notes to Financial Statements

December 31, 2017 and 2016

NOTE 1  DESCRIPTION OF THE PLAN

The following description of the UBS 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan (the Plus Plan) was merged with the UBS Savings and Investment Plan (the SIP Plan) and formed a single plan named the UBS 401(k) Plan. Effective January 1, 2015, the Plan was amended and restated to reflect the newly formed plan. The assets of the Plus Plan were transferred to the assets of the UBS 401(k) Plan on January 1, 2015, and during the period ending February 28, 2015. The final assets were transferred as of February 28, 2015.

General

UBS AG (the Company) is the Plan sponsor for the Plan. The Plan, a defined-contribution plan, provides retirement benefits to eligible employees of the Company’s United States operations including eligible employees of UBS Americas Holdings LLC and subsidiaries of UBS Americas Holdings LLC. Subject to certain exceptions, all full- and part-time employees on the Company’s U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits Americas Region). Northern Trust Company (the Trustee) is the Plan’s trustee; Alight (formerly Aon Hewitt) is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

The Plan may invest in mutual funds, common and collective trust funds, money market funds, the UBS Group AG Common Stock (UBS Stock Fund) and short-term investments. In addition to these investment options, the Plan allows participants to maintain Self-Directed Brokerage Accounts.

Plan Amendments

Effective December 1, 2015 the Plan was amended and restated effective January 1, 2016 for the following:

•   The Company’s Plan administrator (Head of Benefits Americas Region) has the authority to make any amendment to the Plan which (i) makes changes as required by applicable law; (ii) adopts technical or clarifying amendments; or (iii) does not in any significant respect increase benefits or cost to the Company

•   To impose a 20% cap on the amount of employee and employer contributions that may be allocated to the Common Stock Fund (as defined in the Plan) and to impose a 20% cap on the amount of any reallocation/transfer that may be allocated to the Common Stock Fund (as defined in the Plan)

The Plan was amended effective January 1, 2017 to include auto enrollment of 3% of eligible compensation. Participants have up to 90 days (from date of employment) to enroll in the plan or opt out and not contribute. If the participant does not opt out or enroll within 90 days of employment they will be automatically set up to contribute 3% of their eligible compensation via payroll deductions. The funds will be invested in the age appropriate Target Retirement Fund (the Plans Qualified Default Investment Alternative). In addition, the match formula was changed to $1 for $1 up to 6% of eligible contributions, with an annual cap of $3,000 per participant.

Administrative Expenses

The Plan’s administrative expenses are paid by the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan or the Company include recordkeeping, trustee, legal, audit, and investment consulting fees. Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in the Self-directed window. Expenses related to the Plan’s investments (investment management fees and commissions) are charged to the specific Plan’s investments fund to which the expense relates. For the years ended December 31, 2017 and 2016 the Plan administration fees (including fees associated with the self-directed window) were charged to participants’ accounts after one full calendar year of being a terminated employee, beneficiaries or alternate payees.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Participant Contributions

A participant’s contributions can consist of “pre-tax contributions,” which reduce the participant’s taxable compensation and “after-tax contributions/401(k) Roth contributions,” which do not reduce a participant’s taxable compensation, and “rollovers,” which are transfers from other tax-qualified retirement plans.

Plan participants may elect to contribute to the Plan on a pre-tax, after-tax, and/or Roth basis, an amount ranging from 1% to 85% of their eligible compensation, including from 1% to 85% of their discretionary annual incentive bonus, subject to the maximum allowable contribution limit established by the Code. The maximum allowable combined pre-tax and Roth 401(k) contributions was $18,000 for 2017. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable combined pre-tax and Roth 401(k) contributions for participants who attained age 50 on or before December 31, 2017 was $24,000. These limits are subject to change in future years to be consistent with IRS limitations.

Subject to certain limitations, the Company contributes an amount (the Company Match) up to 75% of the first 4% of each participant’s eligible annual compensation which the participant contributes to the Plan for Plan years prior to January 1, 2017 and up to 100% of the first 6% of each participants eligible annual compensation which the participant contributes to the Plan for Plan year 2017. The Plan has a $3,000 annual maximum limit, a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

Company Contributions

The Company uses pre-tax, Roth 401(k), and after-tax contributions in determining the amount of the Company’s matching contribution for each participant. For Plan years prior to January 1, 2017 the Company’s Match was calculated by multiplying each participant’s pre-tax, Roth 401(k), and after-tax contributions (up to 4% of eligible compensation) by 75% and is limited to $3,000 on an annual basis. For Plan years beginning January 1, 2017 the Company Match is calculated by multiplying each participant's pre-tax, Roth 401(k) and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000 on an annual basis. Company Match contributions are contributed on a payroll basis based on the participants contributions and year to date annual eligible retirement earnings.

Company Match contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also provides a Retirement Contribution (basic profit-sharing contribution) equal to a percentage of the participant’s eligible compensation based on the participant’s years of service with the Company as of the beginning of the plan year. The Plan has a three-year cliff vesting requirement and an end of year employment requirement on the Company contribution.

The Qualified Deferred Payment (QDP) feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The contribution amount is based on a participant’s age at the beginning of the plan year. QDP contributions and earnings are invested according to the participant’s investment elections in effect for Company contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has not selected his or her investment elections, the Company Contributions are invested in the age-appropriate Vanguard Target Date Retirement Fund, the default investment option. The determination of the Target Date Fund is based on the participant’s year of birth.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). The Company Account is funded; per payroll for the Company Match, annually for the Company Retirement Contribution and, per specific payrolls for the QDP. The participant can change their investment elections for Company Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k) Roth and After-tax) at any time. In addition they can make different investment elections for their Company Contributions, before-tax contributions, Roth 401(k) contributions and after-tax contributions.

The participant’s Employee Account reflects any contributions made by the participant (such as before-tax contributions, Roth 401(k) and after-tax contributions), in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects his/her share of the Company’s contributions from the Company match, the Company retirement contribution, and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these Company contributions.

Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or, while in service as an employee: attaining age 65, attaining age 55 with 10 years of service, becoming totally and permanently disabled, or upon death.

Forfeited Accounts

Forfeited balances of terminated participants’ unvested Company Accounts contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2017 and 2016 total forfeitures of $5,264,100 and $4,220,059 respectively were used to reduce the Company contributions. The remaining balances in the forfeiture account as of December 31, 2017 and December 31, 2016, were $3,597,834 and $2,231,782, respectively.

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Notes Receiveable from Participants

Notes receivable from participants represent participant loans which are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.00% to 12.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

NOTE 1  DESCRIPTION OF THE PLAN (continued)

Plan Termination

The Company has not expressed any intent to terminate the Plan, although it reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity of the Company, each participant affected shall become fully vested in his/her Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 3 for a discussion of fair value measurement).

New Accounting Pronouncement

In February 2017, the Financial Accounting Standard Board issued Accounting Standards Update 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Emploee Benefit Plan Master Trust Reporting. ASU 2017-06 relates primarily to reporting by an employee benefit plan for its interest in a master trust and is not applicable for the Plan.

NOTE 3  FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instruments.

Level 1:   Inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3:   Unobservable inputs for the financial instrument

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Common and collective trust funds: Funds that are actively traded on an exchange are priced at the NAV of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

Self Directed Brokerage Accounts: Mutual funds and money market funds valued at the list price at NAV of shares held by the Plan at the valuation date.

Money market funds: Funds record their corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

UBS Stock Fund: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded.

Short-term investments: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers between levels in 2017 and 2016.

At December 31, 2017, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,150,874,866	—	—	$1,150,874,866
Self Directed Brokerage Account	1,125,372,383	—	—	1,125,372,383
UBS Stock Fund	267,052,960	—	—	267,052,960
	$2,543,300,209	$ —	$ —	$2,543,300,209
Investments measured at NAV:
Money market funds(a)				$339,389,729
Short-term investment funds(b)				33,638,585
U.S. equity funds(c)				775,477,164
Non-U.S. equity funds(c)				239,404,343
U.S. bond funds(d)				389,676,007
Non-U.S. bond funds(e)				27,106,517
Target date funds(f)				1,382,888,247
Total investments, at NAV				$3,187,580,592
Total investments at fair value				$5,730,880,801

At December 31, 2016, the investments held by the Plan within the fair value hierarchy are as follows:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,083,428,074	—	—	$1,083,428,074
Self Directed Brokerage Account	980,223,048	—	—	980,223,048
UBS Stock Fund	241,932,060	—	—	241,932,060
	$2,305,583,182	$ —	$ —	$2,305,583,182
Investments measured at NAV:
Money market funds(a)				$337,040,004
Short-term investment funds(b)				40,317,999
U.S. equity funds(c)				753,404,179
Non-U.S. equity funds(c)				140,163,039
U.S. bond funds(d)				243,473,104
Non-U.S. bond funds(e)				24,719,218
Target date funds(f)				999,233,397
Total investments, at NAV				$2,538,350,940
Total investments at fair value				$4,843,934,122

(a)  Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.

(b)  Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions; redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require 15 days prior written notice for the short-term investment funds.

NOTE 3  FAIR VALUE MEASUREMENT (Continued)

(c)   Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.

(d)  U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e)  Non-U.S bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(f)   Target date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be blended into the Target Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.

The above provides a general description of the investments. Participants should refer to the Investment Options Guide for information on the investment objectives and strategy of each investment option.

NOTE 4  RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5  RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2017, the Plan makes certain investments through the Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

–              Notes receivable from participants are considered to be party-in-interest transactions.

–              Investments in certain funds sponsored by UBS Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions. The Plan offers UBS mutual funds, a collective investment trust, and a separately managed account as part of the investment fund line-up.

–              The Plan invests in common stock of UBS Group AG. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $9,148,945 for 2017.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays certain other administrative expenses on the Plan’s behalf. The foregoing transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

Note 6  TAX STATUS

The Plan is a result of the merger and renaming of the SIP Plan and the Plus Plan, effective January 1, 2015. Both the SIP Plan and the Plus Plan have a current favorable determination letter issued by the IRS, dated July 29, 2014 and September 9, 2014, respectively, stating that the SIP Plan and the Plus Plan are qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

The IRS announced in 2015 (in its Announcement 2015-19) that it is discontinuing the determination letter program, except in certain limited circumstances. However, it subsequently noted (in Notice 2016-03) that determination letters issued prior to January 4, 2016, in response to a timely submission will no longer have an expiration date. Thus, the favorable letters issued to the SIP Plan and the Plus Plan continues to be entirely valid on an ongoing basis. Although the Plus Plan no longer exists by reason of its merger into the Plan, the favorable determination letter issued to it still constitutes evidence that it was qualified as to form on the date of merger.

The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

In addition, UBS AG (the Plan Sponsor) and fiduciaries (as applicable) continue to routinely consult with outside benefits counsel and other appropriate third parties to ensure that (i) required amendments to the Plan are adopted on a timely basis, and (ii) any discretionary amendments to the Plan conform to all applicable legal requirements. In the absence of a determination letter program, this sort of ongoing due diligence will necessarily replace formal regulatory approval from the IRS for all sponsors of all qualified retirement plans in the United States. If the IRS were ever to re-open the determination letter program in whole or in part, the Plan sponsor would avail itself of that option. From the perspective of operational compliance, the suspension of the determination letter program has no implications, since a favorable letter only applies to the form of a plan document. However, the Plan’s sponsor (as settlor) and fiduciaries continue to take all appropriate steps in accordance with their respective roles to safeguard the qualified status of the Plan as a matter of operation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

Note 7  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:

	December 31,
	2017	2016
Net assets available for benefits per the financial statements	$5,870,376,483	$4,980,657,990
Less: Benefits payable to participants	(3,784,611)	(2,173,146)
Net assets available for benefits per Form 5500	$5,866,591,872	$4,978,484,844

The accompanying financial statements present benefits distributions to participants on a cash basis.  The Form 5500 requires benefits distributions to be reported as a benefits payable in the plan year.  Therefore, the adjustment from cash basis to accrual basis for benefits distributions represents a reconciling item.

Note 7  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2017:

Net increase in net assets available for benefits per the financial statements	$ 889,718,493
Add: Benefits payable to participants at December 31, 2016	2,173,146
Less: Benefits payable to participants at December 31, 2017	(3,784,611)
Net increase in net assets per Form 5500	$ 888,107,028

NOTE 8  SUBSEQUENT EVENTS

Management has evaluated its subsequent event disclosure through the date the Plan’s financial statements are available to be issued. The Plan was amended with respect to Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) made on or after January 1, 2018, Matching Contributions will be limited as follows (regardless of the level of Company or Affiliated Employer profit in the applicable Plan Year) for any Participant who is eligible for Matching Contributions in the applicable Plan Year: (i) for the Plan Year ending December 31, 2018, Matching Contributions will be limited to $4,500; (ii) for the Plan Year ending December 31, 2019, Matching Contributions will be limited to $5,850; and (iii) for the Plan Year ending December 31, 2020, and each Plan Year thereafter, Matching Contributions will be limited to $8,000. In addition, Matching Contributions for any such Participant with respect to a Plan Year shall not exceed 100% of such Participant’s Before-Tax Contributions and After-Tax Contributions (including Roth Contributions) up to 6% of Compensation.”

In addition, effective with respect to Compensation paid in Plan Years beginning on or after January 1, 2018, each individual who is eligible for a Retirement Contribution under Section 5.4 for a Plan Year (including an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31, 2011) shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

SCHEDULE A: ELIGIBLE PARTICIPANTS WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution
Less than 10	2.0
10, but less than 15	3.0
15 or more	3.5

NOTE 8  SUBSEQUENT EVENTS (continued)

SCHEDULE B: ELIGIBLE PARTICIPANTS WITH COMPENSATION GREATER THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service As of the First Day of the Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2018 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2019 Plan Year	Percentage of Compensation to be Contributed as Retirement Contribution in 2020 Plan Year and thereafter
Less than 10	2.0	2.0	2.0
10 or more	3.0	2.5	2.0

The Plan is hereby amended as follows, effective as of January 1, 2017 unless otherwise indicated below:

1.     Section 3.3(d) of the Plan is revised to read as follows:
"(f)  Any Employee who is employed by an Employer and is classified by the Employer as an "intern" shall become an Eligible Employee upon completion of at least a five (5) consecutive month Period of Service. For the avoidance of doubt, the above rule regarding completion of at least a five (5) consecutive month Period of Service shall apply to any Employee who is employed by an Employer as part of the "career comeback program" or any similar program regardless of whether the Employee is classified as an "intern."

2.     Effective January 1, 2016, a new Section 7.5(d) is added to the Plan that reads as follows:
"(d) N2 Transaction. With respect to an individual who became an Employee as part of the Group Technology/Group Infrastructure CIO function between August 10, 2015 and March 7, 2016 upon closing of the N2 transaction, the individual's period of service with Computer Science Corporation and/or AT&T which ended immediately prior to the closing of the N2 transaction shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."
Effective January 1, 2016, a new Section 7.5(e) is added to the Plan that reads as follows:"(e) Allegis. With respect to an individual from Allegis who became an Employee as part of the Professional Recruiting or Campus Recruiting (Junior Talent) function from March 21, 2016 through June 27, 2016, the individual's period of service with Allegis which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

3.     Effective January 1, 2017, a new Section 7.5(f) is added to the Plan that reads as follows:
"(f) AT&T  Services Inc. With respect to an individual from AT&T Services Inc. who became an Employee as part of the Group Technology/Group Infrastructure CIO function from August 1, 2017 to August 8 2017, the individual's period of service with AT&T Services Inc. which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

4.     Effective January 1, 2017, a new Section 7.5(g) is added to the Plan that reads as follows:
"(g) Accenture  LLP With respect to an individual from Accenture LLP who became an Employee as part of the Group Corporate Communications Americas function on October 2, 2017, the individual's period of service with Accenture LLP which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

NOTE 8  SUBSEQUENT EVENTS (continued)

5.     Section 8.1(a) of the Plan is revised to read as follows:
(a)    (a)            Eligibility For Distribution. Following the occurrence of (i) a Participant’s Severance Date for any reason other than death, or (ii) the Participant’s Disability, the Participant shall be entitled to affirmatively elect to receive a distribution of his Vested Account Balance. A Participant may make a separate distribution election with respect to amounts held in his Roth Contributions Account, provided that (i) in no event may a Participant take a partial distribution from his Roth Contributions Account, and (ii) in the event a Participant makes a separate distribution election with respect to amounts in his Roth Contributions Account, such amounts must be distributed or commence to be distributed at the same time or before the remainder of his Vested Account.

SUPPLEMENTAL SCHEDULE

UBS 401(K) PLAN

EIN: 13-2638166

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2017

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment and Interest Rate	Share / Par Value	Current Value
SSGA S&P 500 INDX FD-DV	Common and collective trust funds	32,297,748	738,358,826
VANGUARD TARGET RET 2030	Common and collective trust funds	5,551,530	313,328,346
VANGUARD TARGET RET 2020	Common and collective trust funds	4,450,357	229,949,941
VANGUARD TARGET RET 2040	Common and collective trust funds	3,839,572	232,447,684
VANGUARD TARGET RET 2035	Common and collective trust funds	2,548,186	149,858,806
VANGUARD TARGET RET 2025	Common and collective trust funds	2,521,037	136,388,094
VANGUARD TARGET RET 2050	Common and collective trust funds	1,702,695	103,864,371
SSGA DAILY EXTENDED MARKET	Common and collective trust funds	2,042,812	80,454,106
VANGUARD TARGET RET 2045	Common and collective trust funds	1,564,831	95,423,375
MONDRIAN INTL VALUE EQUITY	Common and collective trust funds	5,668,455	69,438,574
OPPENHEIMER	Common and collective trust funds	1,679,374	95,589,962
SSGA BC AGGREGATE INDEX	Common and collective trust funds	3,140,150	44,100,263
PRUDENTIAL – DV	Common and collective trust funds	747,307	120,675,142
LSV SCV, CT – DV	Common and collective trust funds	652,874	6,972,691
SSGA GLBL ALLCAP EX-US	Common and collective trust funds	6,077,448	74,375,808
SSGA LCG, CT – DV	Common and collective trust funds	479,500	18,071,871
SSGA LCV, CT – DV	Common and collective trust funds	372,326	12,073,776
INVESCO STABLE VAL - DV	Common and collective trust funds	144,446,496	144,446,496
VANGUARD TARGET RET INCOME	Common and collective trust funds	1,334,725	56,392,133
LOOMIS SAYLES GLOBAL BOND	Common and collective trust funds	2,591,445	27,106,517
VANGUARD TARGET RET 2015	Common and collective trust funds	404,201	19,543,135
VANGUARD TARGET RET 2060	Common and collective trust funds	604,681	22,161,551
VANGUARD TARGET RET 2055	Common and collective trust funds	386,258	23,530,810
			2,814,552,278
GE LARGE CAP GROWTH	Mutual funds	2,826,608	275,142,251
ROTHSCHILD SMID CAP VALUE	Mutual funds	5,281,082	199,660,451
TIME SQUARE SMID GROWTH	Mutual funds	2,194,508	117,045,683
ARTISAN INTL GROWTH	Mutual funds	8,534,159	134,851,208
SMALL CAP GROWTH	Mutual funds	2,444,838	86,391,719
GLOBAL ALLOCATION	Mutual funds	1,136,675	67,416,188
UBS DC - EAGLE - DV	Mutual funds	3,180,618	253,179,406
DIVERSIFIED INF - DV	Mutual funds	1,414,647	17,187,960
			1,150,874,866

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment and Interest Rate	Share / Par Value	Current Value
SELF DIRECTED BROKERAGE ACCOUNTS	Self Directed Brokerage Accounts	–	1,125,372,383
NTAM US COLLECTIVE GOVT STIF	Money market funds	339,389,729	339,389,729
*UBS CO STOCK FD-DV	UBS stock fund	14,521,640	267,052,960
CAMBIAR LARGE CAP VALUE	Short term investments	467	467
CLEARING ACCOUNT-DV	Short term investments	5,923,423	5,925,735
GE LARGE CAP GROWTH	Short term investments	5,187,738	5,187,738
*UBS CO STOCK FD-DV	Short term investments	4,071,107	4,071,107
TIME SQUARE SMID GROWTH	Short term investments	2,677,720	2,677,720
ROTHSCHILD SMID CAP VALUE	Short term investments	2,091,183	2,091,183
SMALL CAP GROWTH	Short term investments	1,176,808	1,176,808
INVESTMENT BANKING CLEARNG	Short term investments	1,310,778	1,310,778
ARTISAN INTL GROWTH	Short term investments	3,179,143	3,179,143
*UBS CORE BOND PLUS FD	Short term investments		–
SSGA BC AGGREGATE INDEX	Short term investments	9,299	9,299
EAGLE - DV	Short term investments	8,008,607	8,008,607
			33,638,585
Total investments at fair value			5,730,880,801
*Participant loans		–	58,010,015

* Party-in-interest.

Note: Cost information is not required because investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the UBS 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS 401(k) Plan

By: _/s/ Michael O’Connor______________

Name:  Michael O’Connor

Title:    Plan Administrator

Date:  June 28, 2018